UNIFORM FISCAL AGENCY AGREEMENT

(International Finance Corporation – World Bank Group)

TABLE OF SCHEDULES

Appendix A: Protracted Outage Terms

Schedule A: Surviving Agreements

Schedule B: Fiscal Agency Authority

This Uniform Fiscal Agency Agreement (together with the exhibits, schedules, and appendixes hereto, as each may be amended, restated, superseded, or otherwise modified from time to time, the “Fiscal Agency Agreement”), dated as of April 7, 2025 (the “Effective Date”), is between the 12 Federal Reserve Banks (each, a “Reserve Bank”) and International Finance Corporation (“Fiscal Principal”) and sets forth the terms under which the Reserve Banks provide depository and fiscal agency services with respect to issuance and maintenance of and payment of principal and interest on Fiscal Principal’s Book-Entry Securities issued over the Fedwire® Securities Service.

In connection with the performance of the Reserve Banks of these depository and fiscal agency functions and as consideration for the provision of depository and fiscal agency services, the parties agree as follows:

ARTICLE 1. DEFINITIONS

Terms defined in this article have the below meanings when used in this Fiscal Agency Agreement. Terms used in this Fiscal Agency Agreement but not defined in it have the meanings set forth in Operating Circular 7. The singular form of any word includes the plural, and vice versa, unless the context otherwise requires.

(a)

Account Agreement means the account agreement between Fiscal Principal and the New York Fed, as may be amended from time to time, setting forth the terms and conditions that govern accounts and account services provided by the New York Fed to Fiscal Principal, as account holder.

(b)

Applicable Regulation means a federal regulation, as amended from time to time, promulgated by Fiscal Principal or Fiscal Principal’s regulator to govern Book-Entry Securities issued and maintained on the Fedwire Securities Service.

(c)	Board means the Board of Governors of the Federal Reserve System.

(d)

Book-Entry Security means an instrument, bill, bond, note, security, Amortizing Book-Entry Security, and any other debt obligation issued or guaranteed by Fiscal Principal, or its agent or trustee, and maintained in book-entry form as an electronic record.

(e)

Collateral means all Fiscal Principal’s right, title, and interest in property (whether now owned or hereafter acquired) in the possession or control of, or maintained with, any Reserve Bank, including but not limited to any account or deposit of Fiscal Principal which is maintained with any Reserve Bank, items in the process of collection and their proceeds, and any investment property (including securities, security entitlements, and securities accounts), but excluding any investment property in any Unrestricted Securities Account maintained at a Reserve Bank that Fiscal Principal cannot encumber under applicable law.

(f)	Event of Default means any of the following:

(i)	Fiscal Principal fails to repay or satisfy any Obligation arising under this Fiscal Agency Agreement or any account agreement with a Reserve Bank when due;

(ii)

Fiscal Principal fails to perform or observe any of its obligations or agreements under this Fiscal Agency Agreement, any account agreement with a Reserve Bank, or under any other agreement entered into with any Reserve Bank in connection with this Fiscal Agency Agreement, or this Fiscal Agency Agreement or the Account Agreement ceases, for any reason, to be in full force and effect, or any Reserve Bank so asserts;

(iii)

any representation or warranty made or deemed to be made by Fiscal Principal under or in connection with this Fiscal Agency Agreement is inaccurate in any material respect on or as of the date made or deemed made;

(iv)	the Insolvency of Fiscal Principal; and

(v)

any security interest or lien created hereby ceases to be enforceable or have the same effect and priority purported to be created hereby or whenever a Reserve Bank deems itself insecure with respect to the financial condition of Fiscal Principal or Fiscal Principal’s ability to perform its Obligations arising under this Fiscal Agency Agreement or the Account Agreement.

(g)

Factor Notice means a written notice by Fiscal Principal to the Reserve Banks of the interest rate and interest factor and/or principal factor for an upcoming Payment in respect of a Book-Entry Security.

(h)	Fiscal Agency Agreement has the meaning set forth in the preamble.

(i)	Fiscal Principal has the meaning set forth in the preamble.

(j)	Funder Account means a deposit account of the type described in section 2.03(b).

(k)

Insolvency means: (i) that Fiscal Principal ceases or refuses to make payments in the ordinary course of business; or (ii) any other circumstances that evince Fiscal Principal’s inability to pay its debts when due.

(l)

Issuance means the process by which the Reserve Banks effect an instruction by Fiscal Principal to credit a par amount of Book-Entry Securities issued by Fiscal Principal to a designated Securities Account of a Receiver. An Issuance may be an original issuance or a supplemental issuance of a Book-Entry Security.

(m)

Issuance Account means the informational electronic record maintained by the New York Fed for Fiscal Principal with respect to outstanding Book-Entry Securities issued by Fiscal Principal over the Fedwire Securities Service, such as the aggregate par amount.

(n)

Issuance Against Payment means an Issuance that is effected with a credit to a funds account of Fiscal Principal maintained on the books of a Reserve Bank and a debit to the Master Account of the Receiver for the payment.

(o)	Issuance Message means an instruction of Fiscal Principal to the Reserve Banks sent over the Fedwire Securities Service that the Reserve Banks use to effect an Issuance on behalf of Fiscal Principal.

(p)	Issue Date means the date determined by Fiscal Principal for the Issuance of a Book-Entry Security over the Fedwire Securities Service.

(q)	New York Fed means the Federal Reserve Bank of New York.

(r)	NYUCC means the Uniform Commercial Code as in effect from time to time in the State of New York.

(s)

Obligation, whether now existing or hereafter incurred, means: (i) the total of Fiscal Principal’s overdrafts (whether intraday or overnight) in its account(s) on the books of a Reserve Bank and any penalties and charges thereon; and (ii) any other liabilities of Fiscal Principal to any Reserve Bank, including service fees, whether due or to become due.

(t)

Operating Circular 1 means the Reserve Banks’ Operating Circular 1, Account Relationships, as amended from time to time, which sets forth the terms under which Fiscal Principal may open, maintain, and terminate a Master Account with a Reserve Bank and access other Financial Services (as defined in Operating Circular 1).

(u)

Operating Circular 5 means the Reserve Banks’ Operating Circular 5, Electronic Access, as amended from time to time, which sets forth the terms under which Fiscal Principal may access certain services and applications provided by a Reserve Bank and under which Fiscal Principal may send certain data to or receive certain data from a Reserve Bank, in each case, by means of an electronic connection.

(v)

Operating Circular 6 means the Reserve Banks’ Operating Circular 6, Funds Transfers through the Fedwire Funds Service, as amended from time to time, which sets forth the terms under which Fiscal Principal may send or receive a funds transfer through the Fedwire Funds Service.

(w)

Operating Circular 7 means the Reserve Banks’ Operating Circular 7, Fedwire Securities Service, as amended from time to time, which sets forth the terms under which each Reserve Bank maintains Securities Accounts, effects securities transfers, makes payments of principal and interest on Book-Entry Securities, and performs other related services over the Fedwire Securities Service.

(x)	Participant means a participant of the Fedwire Securities Service as defined in Operating Circular 7.

(y)	Payment means payment of principal and/or interest, upon maturity or otherwise, in respect of a Book-Entry Security from Fiscal Principal to Record-Date Holders on a Payment Date.

(z)	Payment Date means the date Payment is to be made, or distributed, to Participants in accordance with Fiscal Principal’s terms for a Book-Entry Security.

(aa)	Payment Increment means one or more specified percentages of a total Payment.

(bb)

Payment Instruction means an instruction from Fiscal Principal, or Fiscal Principal’s authorized agent or trustee, to the Reserve Banks to make Payment on Fiscal Principal’s behalf to Record-Date Holders.

(cc)	Reconstitution means the process of converting principal and interest component Book-Entry Securities transferred by a Participant to the Reserve Banks back to the original whole Book-Entry Security.

(dd)

Record Date means the date identified by Fiscal Principal in the terms of a Book-Entry Security for determining which Participants are entitled to Payment due to be paid on a Book-Entry Security on a given Payment Date.

(ee)	Record-Date Holder means a Participant that the Fedwire Securities Service identifies as of the Record Date as being entitled to Payment to be paid on a Payment Date for a Book-Entry Security.

(ff)	Reserve Bank has the meaning set forth in the preamble.

(gg)	Securities Database means the Fedwire Securities Service application database that holds securities attribute information for every Book-Entry Security issued or to be issued over the service.

(hh)	[Reserved.]

(ii)

Stripping means the process of converting a Book-Entry Security transferred by a Participant to the Reserve Banks to one or more new Book-Entry Securities representing the individual interest and principal components of the original Book-Entry Security, which can then be separately held and transferred over the Fedwire Securities Service.

(jj)	Sufficient Funds means an amount of actually and finally collected funds sufficient to make a Payment or Payment Increment in accordance with section 3.03 on the Payment Date.

(kk)

Term Sheet means an instruction from Fiscal Principal, or Fiscal Principal’s authorized agent or trustee, to the Reserve Banks to act as fiscal agent with respect to the Issuance of a Book-Entry Security that contains certain terms of and attributes for the Book-Entry Security, including as applicable minimum par amount, minimum multiple transfer amount, relevant account numbers, interest rate, and principal and interest factors.

ARTICLE 2. DEPOSITORY AND FISCAL AGENCY SERVICES

2.01 Designation and Authorization. Consistent with the authority listed on Schedule B, Fiscal Principal designates the Reserve Banks, and the Reserve Banks agree, to act or continue to act as fiscal agents of, and depositories for, Fiscal Principal for the depository and fiscal agency services described in section 2.02. This designation supersedes any prior fiscal agency designation of any Reserve Bank by Fiscal Principal with respect to the services under this Fiscal Agency Agreement. The Reserve Banks may perform any of their duties under this Fiscal Agency Agreement through one or more Reserve Banks, as the Reserve Banks may determine is most appropriate under the circumstances. The Reserve Banks will provide all financial services under this Fiscal Agency Agreement through the Federal Reserve Financial Services (FRFS) Enterprise, the Reserve Banks’ national business line for delivering financial services collaboratively to their customers.

2.02 Depository and Fiscal Agency Services.

(a)

Services Generally. The depository and fiscal agency services provided by the Reserve Banks to Fiscal Principal under this Fiscal Agency Agreement are (i) supporting the issuance of Book-Entry Securities over the Fedwire Securities Service; (ii) maintaining Book-Entry Securities in Securities Accounts on the books of a Reserve Bank; (iii) making payments of principal and/or interest on Book-Entry Securities to Participants as directed by Fiscal Principal; (iv) effecting transfers of Book-Entry Securities to and from Fiscal Principal’s Securities Accounts as directed by Fiscal Principal; (v) providing deposit accounts, securities accounts, and account-related services; and (vi) providing other services related or incidental to those described in clauses (i) through (v). In providing these fiscal agency services to Fiscal Principal, the Reserve Banks are clearing corporations and securities intermediaries under Article 8 of the NYUCC and are not taking on the duties of an issuer of securities.

(b)

Related or Incidental Services. Related or incidental depository and fiscal agency services described in clause (vi) above include services not explicitly outlined in this Fiscal Agency Agreement in order to correct Issuance, Book-Entry Security maintenance, account maintenance, or Payment errors, whether made by the Reserve Banks, Fiscal Principal, or Fiscal Principal’s agent; actions taken by the Reserve Banks to support distinct attributes of a Book-Entry Security or exception processes; or other actions taken by the Reserve Banks not explicitly outlined in this Fiscal Agency Agreement related to Issuance, Book-Entry Security maintenance, account maintenance, or Payments. The Reserve Banks may but are not required to act on instructions from Fiscal Principal in connection with related or incidental depository and fiscal agency services, other than instructions for purposes of correcting any errors made by the Reserve Banks. Any actions taken by the Reserve Banks based on Fiscal Principal’s instructions with respect to related or incidental services are covered by this Fiscal Agency Agreement and may be subject to additional conditions or documentation as determined by the Reserve Banks.

2.03 Account Agreement; Operating Circulars; Accounts. Fiscal Principal’s accounts are subject to the Account Agreement and other applicable Federal Reserve regulations and policies relating to accounts maintained at Reserve Banks and the Board’s Federal Reserve Policy Statement on Payments System Risk, as they may be revised from time to time. Fiscal Principal shall maintain a current record of all of its accounts on the books of a Reserve Bank. Upon request of a Reserve Bank, Fiscal Principal shall make such record available to the Reserve Banks for reconciliation against Reserve Bank records.

(a)	Account Agreements; Operating Circulars.

(i)

Fiscal Principal agrees to the provisions of Operating Circular 1, Operating Circular 5, Operating Circular 6, and Operating Circular 7. For purposes of Operating Circular 7, Fiscal Principal is both a “Participant” and an “Issuer” as those terms are defined in that operating circular.

(ii)

Upon Fiscal Principal’s request, the New York Fed shall establish, or shall continue to maintain, deposit accounts and Securities Accounts on its books in the name of Fiscal Principal in accordance with the Account Agreement and Operating Circular 7. All such accounts are held on the books of the New York Fed. The New York Fed is the securities intermediary with respect to each Participant with a Book-Entry Security credited to its Securities Account, and each Participant is an entitlement holder with respect to such Book-Entry Securities, in each case, within the meaning given such terms in the Applicable Regulations and the NYUCC. Fiscal Principal shall not overdraw any account at any time. The New York Fed may monitor the balance of any account but assumes no duty to do so.

(iii)

Fiscal Principal agrees to the provisions of all other Federal Reserve Bank operating circulars governing the use of financial services used by Fiscal Principal, as the circulars may be amended from time to time. The Reserve Bank operating circulars are publicly available at the Federal Reserve Financial Services website at FRBservices.org.

(b)

Funder Account. In accordance with the Account Agreement, the New York Fed shall establish, or shall continue to maintain, one or more deposit accounts on its books in the name of Fiscal Principal for the sole purpose of collecting funding for Payment in respect of Fiscal Principal’s Book-Entry Securities prior to release of Payment to Participants on a Payment Date. Upon Fiscal Principal’s request, the New York Fed may in its discretion establish one or more additional Funder Accounts.

(i)

Fiscal Principal shall inform the Reserve Banks of any desired Payment Increments upon establishing a Funder Account; such Payment Increments will apply to all Payments for all Book-Entry Securities paid through that Funder Account. Fiscal Principal may instruct the Reserve Banks to change the Payment Increments associated with a Funder Account, which will be effective no earlier than the 60th calendar day after the Reserve Banks’ receipt of the notice.

(ii)	Unless the New York Fed otherwise agrees, an amount credited to a Funder Account is a general deposit to the credit of Fiscal Principal. A Funder Account cannot contain Book-Entry Securities

(iii)

Fiscal Principal is not permitted to give the New York Fed instructions with respect to a Funder Account except (1) in connection with a Payment Instruction; or (2) in connection with a request to withdraw funds from that Funder Account in which Fiscal Principal specifies a suitable business purpose for the withdrawal (e.g., correcting an erroneous amount transferred into that Funder Account or reversing a misdirected wire), subject to consent by the New York Fed, which consent is not to be unreasonably withheld.

(c)	Other Accounts.

(i)

Distribution Account. The New York Fed shall establish, or shall continue to maintain, a distribution account with respect to each Funder Account for the sole purpose of enabling the New York Fed, as an operational matter, to receive and then release Payment in respect of a Book-Entry Security. A distribution account is not an account of Fiscal Principal, and Fiscal Principal may not debit a distribution account. Any use by the New York Fed of Fiscal Principal’s name in connection with a distribution account is for internal convenience and reference only.

(ii)	Issuance Account. An Issuance Account is not a Securities Account.

ARTICLE 3. ISSUANCE AND MAINTENANCE OF BOOK-ENTRY SECURITIES

3.01 Issuance.

(a)

Term Sheet. To create or modify a security profile of a Book-Entry Security in the Securities Database, Fiscal Principal shall upload, or shall provide an instruction to the Reserve Banks to upload, a Term Sheet to the Fedwire Securities Service application. A Term Sheet must be in the medium and format the Reserve Banks prescribe. The Reserve Banks are not responsible for the accuracy of information contained in a Term Sheet. Fiscal Principal must provide the Reserve Banks with the Term Sheet as early as practicable prior to Fiscal Principal’s proposed Issue Date; provided that advance notice of less than two (2) Securities Business Days, subject to section 3.01(b), may compromise the Reserve Banks’ ability to process the issue by the proposed Issue Date. For each security profile added to or modified in the Securities Database, the Reserve Banks will broadcast such information to Participants accessing the Fedwire Securities Service using a FedLine Direct® access solution.

(b)

Evaluation of a New Book-Entry Security. In consultation with Fiscal Principal, the Reserve Banks shall evaluate a Book-Entry Security with terms or attributes materially different from those already maintained by Fiscal Principal on the Fedwire Securities Service before Fiscal Principal may issue it over the service. Fiscal Principal shall request evaluation of a new Book-Entry Security in the medium and format the Reserve Banks prescribe. Book-Entry Securities that may be subject to this evaluation include those with terms or attributes that might involve hardware or software modifications to the Fedwire Securities Service or related applications and might include different payment dates, terms, calculations, underlying assets, or categories of collateral; a new account or legal structure or risk profile; or other new features not currently supported by the Fedwire Securities Service application or that might require the Reserve Banks to establish a new securities class or class code or new operating procedures to support the new product.

(i)

In consultation with Fiscal Principal, the Reserve Banks will evaluate the new Book-Entry Security to identify any operational, technical, legal, or credit-risk concerns or any other aspect of the Book-Entry Security that in the Reserve Banks’ discretion might affect its eligibility for issuance over the Fedwire Securities Service. Fiscal Principal will cooperate with the Reserve Banks in their evaluation of the Book-Entry Security. The Reserve Banks will endeavor, but have no obligation, to complete the evaluation within 60 calendar days of Fiscal Principal’s request for evaluation. Fiscal Principal may not issue the Book-Entry Security over the Fedwire Securities Service, if the Reserve Banks in their good faith judgment determine that doing so has potential to cause an undue burden or risk to the Reserve Banks, would cause the Reserve Banks or the Federal Reserve System to violate any applicable law, or would frustrate any purpose, function, or policy mandate of the Reserve Banks or the Federal Reserve System. The Reserve Banks shall notify Fiscal Principal of the basis of such determination and shall cooperate with Fiscal Principal to endeavor to resolve the underlying concerns.

(ii)

In addition to the evaluation period described in clause (i), the Reserve Banks may require additional time to implement and test any system or application changes or new operating procedures determined by the Reserve Banks as necessary to support the issuance or maintenance of the new Book-Entry Security on the Fedwire Securities Service.

(iii)

Upon Reserve Bank request and subject to separate agreement, Fiscal Principal shall reimburse the Reserve Banks for their costs associated with supporting the new Book-Entry Security to be issued on the service, including costs associated with hardware or software modifications and additional testing. The Reserve Banks shall endeavor to share with Fiscal Principal an estimate of costs prior to implementing such modifications or additions.

(c)

Issuance Messages; Issue Date. Fiscal Principal shall prepare one or more Issuance Messages for each Book-Entry Security it will issue based on its associated Term Sheet. On the Issue Date, Fiscal Principal shall take the following actions:

(i)

Except as provided in clause (ii), Fiscal Principal shall release the Issuance Messages over the Fedwire Securities Service authorizing and instructing the Reserve Banks to credit the Receiver’s Securities Account designated in an Issuance Message for a par amount of the Book-Entry Security and, in the case of an Issuance Against Payment, at the same time to credit payment to Fiscal Principal’s designated deposit account and debit each such Receiver’s Master Account for such payment.

(ii)

If Fiscal Principal sends Offline Issuance Messages to the Reserve Banks, Fiscal Principal hereby instructs the Reserve Banks to prepare and release the Issuance Message for each Book-Entry Security to be issued based on the Term Sheet Fiscal Principal has provided to the Reserve Banks for that Book-Entry Security.

(d)	Record of Outstanding Book-Entry Securities. Upon credit of a Book-Entry Security to the Securities Account of a Receiver in accordance with an Issuance Message, the New York Fed shall record a corresponding debit equal to the par amount of the issued Book-Entry Security to the Issuance Account. The absolute value of the total debit par amount in the Issuance Account is an informational record of the total outstanding par amount of the Book-Entry Security at that time. Debits to the Issuance Account do not generate or reflect a negative balance in a Securities Account or an obligation of Fiscal Principal to the New York Fed or any other Reserve Bank. The credit of a Book-Entry Security to the Issuance Account, upon redemption, reversal, or otherwise, reduces the absolute value of the total outstanding par amount of that Book-Entry Security, if any, recorded in the Issuance Account. On each Securities Business Day, the Reserve Banks shall provide Fiscal Principal with (i) end-of-day summary totals of outstanding Book-Entry Securities held in all Securities Accounts on the Fedwire Securities Service and (ii) upon request, total holdings of any Book-Entry Security by each Participant as of such Securities Business Day. Fiscal Principal shall keep a record of all of its Book-Entry Securities issued over the Fedwire Securities Service and still outstanding and may use the Issuance Account for reconciliation.

(e)

Redemption of Outstanding Book-Entry Securities Upon Maturity; Early Redemption Upon Call. Fiscal Principal may redeem an outstanding Book-Entry Security, whether upon maturity, upon early call for redemption or otherwise, by instructing the Reserve Banks on a specific date to debit the Book-Entry Security from a Participant’s Securities Account and credit the Book-Entry Security to the Issuance Account or other designated account.

(f)

Buybacks; Redemption Operations; Put Options. Fiscal Principal may buy back, run a redemption operation, or offer a put option to repurchase or redeem an outstanding Book-Entry Security from Participants upon prior consultation with the Reserve Banks, and Fiscal Principal is solely responsible for managing any buyback process, redemption operation, or put option. The Reserve Banks’ support of any buyback, redemption operation, or put option is limited to supporting settlement over the Fedwire Securities Service, which includes upon instruction from Fiscal Principal, updating the account profile of the Issuance Account to remove/add permissibility, if applicable, during any settlement period. The Reserve Banks will not coordinate with Participants participating in the buyback, redemption operation, or put; consolidate submissions; reconcile Book-Entry Securities or cash actually transferred to or from an account at a Reserve Bank against Fiscal Principal’s anticipated results; or reject the transfer of any Book-Entry Security that Fiscal Principal did not anticipate it would receive as part of the buyback, redemption operation, or put.

(g)

Call/Put Option Notifications. Fiscal Principal must inform the Reserve Banks of any call or put attribute of a Book-Entry Security when the security profile for that Book-Entry Security is added to the Securities Database in accordance with section 3.01(a). In addition, Fiscal Principal must inform the Reserve Banks of any upcoming put option exercise period in respect of a Book-Entry Security and whether any Participant elects to exercise the option. All instructions or notices from Fiscal Principal to the Reserve Banks to exercise an early call for redemption or to inform the Reserve Banks of a put option exercise period must be given sufficiently in advance of such call or put period to provide the Reserve Banks with reasonable opportunity in the Reserve Banks’ sole discretion to take any actions necessary to support such events.

(h)

Broadcast Messages. The Reserve Banks may release a broadcast message to Fedwire Securities Service participants, in accordance with the Reserve Bank’s normal practices for sending broadcast messages, announcing a buyback, redemption operation, or call or put exercise period.

(i)

Receivers of an Issuance. Fiscal Principal is solely responsible for coordinating with its intended Receiver of a Book-Entry Security upon an Issuance, including with respect to the timing, terms, and details of upcoming Issuances of Book-Entry Securities, reversals by the Receiver, and the resolution of any errors relating to the Issuance. The Reserve Banks will not act on instructions solely of a Receiver relating to Fiscal Principal’s Issuance. To address exception scenarios, such as erroneous or unauthorized Issuance, the Receiver, in coordination with Fiscal Principal, may reverse an Issuance Message only by sending a new Transfer Message in accordance with Operating Circular 7, subject to any restrictions on the Issuance Account elected by Fiscal Principal.

3.02 Book-Entry Securities Management.

(a)

Modifications. The Reserve Banks will process an update, correction, or deletion of a Book-Entry Security or attribute of a Book-Entry Security in the Securities Database at the request and instruction of Fiscal Principal, provided that Fiscal Principal provides reasonable opportunity for the Reserve Banks to act on such instruction.

(b)

Marking a Book-Entry Security for Deletion. The credit of a Book-Entry Security to an Issuance Account for any reason has the effect of eliminating the electronic record of the Book-Entry Security from the Issuance Account. The Book-Entry Security is cancelled and no longer outstanding but will remain in the Securities Database. If the Book-Entry Security in question is no longer maintained in the Securities Account of any Participant, such as upon maturity or final pay down, the Reserve Banks will mark the Book-Entry Security in the Securities Database for deletion. Following a six-month period from the date it is marked for deletion, a Book-Entry Security will be permanently deleted from the Securities Database. During the six-month period from the date a Book-Entry Security is marked for deletion, if the Book-Entry Security was redeemed in error, Fiscal Principal may instruct the Reserve Banks to reinstate the Book-Entry Security so that it may be reissued by Fiscal Principal as if never cancelled. Such instruction by Fiscal Principal must include all necessary updated information relating to maintenance of the reinstated Book-Entry Security, including updated book values and principal or interest factor information, as applicable. A deleted Book-Entry Security cannot be transferred, reinstated, or reissued.

(c)	No Definitive Securities. No Book-Entry Security may be issued in or convertible to definitive form.

(d)

Stripping and Reconstitution. The Reserve Banks provide stripping and reconstitution services in accordance with Reserve Bank internal operating procedures and Applicable Regulations. Fiscal Principal must inform the Reserve Banks whether a Book-Entry Security is eligible for stripping and reconstitution services in the Term Sheet or other written instruction. Such instruction shall be deemed an authorization to the Reserve Banks to act upon any stripping or reconstitution request from a Participant with respect to such Book-Entry Security.

3.03 P&I Payments in Respect of Book-Entry Securities.

(a)

Factor Notice. For each Payment in respect of a Book-Entry Security whose Payments are calculated using principal and interest factors, including an Amortizing Book-Entry Security, Fiscal Principal shall send a Factor Notice to the Reserve Banks. Absent notice to the contrary from the Reserve Banks, Fiscal Principal shall send the Factor Notice to the Reserve Banks no later than two (2) Securities Business Days before the associated Payment Date in the case of a floating-rate Book-Entry Security or one (1) Securities Business Day before the associated Payment Date for all other Book-Entry Securities the payments in respect of which are calculated using factors. The Factor Notice must be submitted in the manner and format the Reserve Banks prescribe. Fiscal Principal is solely responsible for the completeness, accuracy, and timeliness of the Factor Notice and for any delay of or erroneous Payment resulting from incomplete, incorrect, or delayed factor information. The Reserve Banks may specify other requirements for Factor Notices in the operating procedures.

(b)

Payment Calculation and Instruction. The Reserve Banks shall calculate the amount of Payment for an upcoming Payment Date and provide that calculation to Fiscal Principal for verification. The Reserve Banks are to base calculation of Payment on the Factor Notice (if applicable), the relevant Payment Increment, the interest accrual period, and other terms of the Book-Entry Security specified by Fiscal Principal in the Term Sheet. Fiscal Principal shall verify the calculated amount of Payment and shall promptly work with the Reserve Banks to resolve or reconcile any discrepancy in the calculated amounts. Fiscal Principal shall confirm to the Reserve Banks the amount of Payment.

(i)

The Reserve Banks may treat Fiscal Principal’s confirmation of the amount of Payment as a Payment Instruction from Fiscal Principal to the Reserve Banks to make Payment to Record-Date Holders. Fiscal Principal’s failure to promptly confirm the amount of Payment may cause Payment to be made after the Payment Date. The Reserve Banks are not responsible for any delay or error in Payment made as a result of Fiscal Principal’s failure to provide prompt confirmation of the amount of Payment, including from its failure to promptly work with the Reserve Banks to resolve or reconcile any discrepancy in the calculated amounts.

(c)

Payment. On the Payment Date, pursuant to the Payment Instruction and subject to the conditions below, the New York Fed is authorized to draw upon the designated Funder Account and credit the associated distribution account to effect Fiscal Principal’s scheduled Payment to Record-Date Holders. Fiscal Principal may make Payment in respect of a Book-Entry Security in a single Payment Increment or in multiple Payment Increments upon credit of Sufficient Funds in an amount equal to each Payment Increment to the Funder Account.

(i)

The Reserve Banks will not act on a Payment Instruction from Fiscal Principal unless Fiscal Principal transfers Sufficient Funds to the appropriate Funder Account no later than 4:00 p.m. ET on the relevant Payment Date, subject to an authorized extension pursuant to the Reserve Banks’ extension guidelines published in operating procedures or on the FRBservices.org website.

(ii)

In order to avoid interfering with any purpose, function, or policy mandate of the Reserve Banks or the Federal Reserve System, the Reserve Banks may restrict the amount of funds that may be held in any of Fiscal Principal’s accounts (including but not limited to Funder Accounts) maintained at a Reserve Bank at any time.

(iii)

If a Payment Date falls on a day other than a Securities Business Day, subject to the conditions above, the Reserve Banks will make the Payment on the next Securities Business Day. Fiscal Principal shall ensure its public offering and disclosure documentation for its Book-Entry Securities reflects this fact.

(iv)

The Reserve Banks are not liable to Fiscal Principal for Fiscal Principal’s failure to timely fund its Funder Account on a Payment Date or for any resulting delayed Payment or Payment Increment. The Reserve Banks will not calculate or facilitate payment of additional interest on a delayed or deferred Payment or Payment Increment.

(d)

Payment Discrepancies. Following Payment, Fiscal Principal may instruct the Reserve Banks to adjust the amount of any Payment made to one or more Record-Date Holders to correct any errors made by the Reserve Banks, Fiscal Principal, or Fiscal Principal’s agents in effecting Payment, as provided by section 10.3.1 of Operating Circular 7. In the case of an underpayment, the Reserve Banks have the right not to make a Payment adjustment until Fiscal Principal has transferred Sufficient Funds into the Funder Account to cover the total amount of the underpayment. The Reserve Banks may decline to make a Payment adjustment for any reason other than to correct any errors made by the Reserve Banks, including based on the number of Record-Date Holders or Book-Entry Securities impacted. Fiscal Principal may instead choose to make such adjustments itself by, for example, originating funds transfers to each affected Record-Date Holder. The Reserve Banks are not liable to Fiscal Principal or any other person for errors in the calculation of Payments caused by Fiscal Principal or Fiscal Principal’s agents (or both), whether through the provision of incorrect information (e.g., in Factor Notices) or otherwise. Fiscal Principal is directly liable to each Participant for any incorrect Payment made to such Participant.

3.04 Records, Reports and Other Documentation; Duty of Reconciliation.

(a)	Reserve Banks deliver Advices and Acknowledgments in connection with Issuance and Payment in accordance with Operating Circular 7.

(b)	Fiscal Principal shall furnish to the Reserve Banks such publicly available financial information and reports of condition as the Reserve Banks may reasonably request from time to time.

(c)	Fiscal Principal shall promptly notify the Reserve Banks of the occurrence or impending occurrence of any Event of Default of which Fiscal Principal is or should be aware.

(d)

Fiscal Principal shall provide the Reserve Banks with sufficient opportunity to review any new or modified language in Fiscal Principal’s public offering and disclosure documentation with respect to a Book-Entry Security that describes the role of the Reserve Banks, the Fedwire Securities Service, or FRFS with respect to the Book-Entry Security.

(e)	Periodically, but no less than weekly, the Reserve Banks shall forward to Fiscal Principal a statement of the total amount of outstanding Book-Entry Securities.

(f)

On the Payment Date, when the New York Fed draws upon the designated Funder Account and credits the associated distribution account to effect Fiscal Principal’s scheduled Payment to Record-Date Holders in accordance with section 3.03(c), the Reserve Banks shall forward to Fiscal Principal a Fedwire Funds Service message via Fiscal Principal’s Electronic Connection for accessing the Fedwire Funds Service regarding such funds transfer.

(g)

Fiscal Principal shall reconcile all statements of account and Messages provided by the Reserve Banks with its own records and may not assert any dispute or difference with respect to such statements of account and messages unless the Reserve Bank receives written notice from Fiscal Principal of any such dispute or difference within 10 calendar days after the statements or messages have been received by Fiscal Principal.

ARTICLE 4. FEES

4.01 Fiscal Principal shall pay when due the Reserve Banks for all reasonable expenses incurred, and fees charged, by the Reserve Banks in connection with the depository and fiscal agency services they provide to Fiscal Principal under this Fiscal Agency Agreement, including related or incidental services described under section 2.02(b). In particular, Fiscal Principal is responsible for (a) priced-services fees associated with using Reserve Bank financial services in accordance with fee schedules available at FRBservices.org; and (b) issuance-related fees, determined each year based on the Reserve Banks’ best estimate of aggregate direct, support, and overhead costs incurred by the Reserve Banks in providing fiscal agency services to Issuers and based on Fiscal Principal’s aggregate use of services in the prior year. The Reserve Banks shall use best efforts to limit gaps between annual issuance-related fees and actual aggregate reimbursement amounts determined ex ante and shall seek to adjust fees annually to account for differences. The Reserve Banks reserve the right to assess additional charges to Fiscal Principal in order to reimburse the Reserve Banks for other circumstances in which the Reserve Banks deem such charges to be appropriate, upon prior written notice to Fiscal Principal.

4.02 To meet Fiscal Principal’s obligation to reimburse the Reserve Banks and pay expenses and fees, Fiscal Principal hereby authorizes the Reserve Banks to automatically debit the amounts owed from an account designated by Fiscal Principal. In the manner and format the Reserve Banks prescribe, Fiscal Principal shall designate an account to be debited for reimbursement and payment of expenses and fees in accordance with this section. If insufficient funds exist in Fiscal Principal’s designated account, Fiscal Principal fails to designate an account for payment of expenses and fees, or Fiscal Principal otherwise fails to pay such expenses and fees or any other obligation owing to the Reserve Banks in a timely manner, the Reserve Banks may reimburse themselves by debiting amounts owed from any account in the name of Fiscal Principal on the books of any Reserve Bank and shall provide notice to Fiscal Principal of any such debit.

4.03 The Reserve Banks will provide Fiscal Principal prior notice of changes to their reimbursement and fee policies.

4.04 The Reserve Banks set, collect, and retain all fees charged to Participants with respect to Transfers.

ARTICLE 5. SECURITY INTEREST; SETOFF AND OTHER RIGHTS

5.01 For value received and in consideration of the services provided by the Reserve Banks under this Fiscal Agency Agreement, Fiscal Principal grants to the Reserve Banks a continuing security interest in and lien on all of Fiscal Principal’s right, title, and interest in Collateral to secure the timely and complete payment and performance when due of any Obligation, now existing or arising in the future, of Fiscal Principal to the Reserve Banks arising under this Fiscal Agency Agreement. This security interest is in addition to, and is to be construed to be consistent with, any other security interest granted to any Reserve Bank by Fiscal Principal under regulation or agreement.

5.02 Upon the occurrence of, and at any time during the continuance of, an Event of Default, any Reserve Bank may take any action authorized by law, separately, successively, or concurrently, to recover the amount of any Obligation that is due and payable by Fiscal Principal to the Reserve Banks, including but not limited to the exercise of setoff without demand or notice and, even if the obligations are contingent or unmatured, the realization on any available Collateral, and the exercise of any rights the Reserve Bank may have as a creditor under applicable law. The Reserve Banks shall endeavor to provide notice of the exercise of setoff where practicable.

5.03 An overdraft is due and payable immediately, without the need for a demand by a Reserve Bank, at the earliest of the end of the Fedwire Funds Service funds transfer business day, at the time a Reserve Bank deems itself insecure and gives notice of that fact to Fiscal Principal, or at the time Fiscal Principal suspends payments or is closed. If an Event of Default occurs, all Obligations (other than Book-Entry Securities held by a Reserve Bank) hereby become immediately due and payable, without any demand, notice, or other action by the Reserve Banks.

5.04 Fiscal Principal waives any right to presentment, notice of dishonor, protest, or any other notice of any kind except as expressly provided for in this Fiscal Agency Agreement.

5.05 In connection with the occurrence of an Event of Default or at any time upon the Reserve Banks’ assessment of heightened financial risk posed by Fiscal Principal to the New York Fed, including violations of the Board’s Federal Reserve Policy Statement on Payments System Risk, the New York Fed may establish and maintain on its books (i) a separate non-interest–bearing account in Fiscal Principal’s name; and (ii) a Restricted Securities Account, into which Fiscal Principal may be required to transfer, or cause to be transferred, cash or Book-Entry Securities, respectively, from time to time. Fiscal Principal agrees to promptly execute any additional documentation required by the New York Fed to govern the administration of such accounts and the Collateral.

ARTICLE 6. LIMITED LIABILITY AND INDEMNIFICATION

6.01 Except as may be otherwise expressly agreed upon in writing or by other authenticated communication, the Reserve Banks are liable only for actual direct losses sustained by Fiscal Principal in connection with any services provided by the Reserve Banks to Fiscal Principal under or in connection with this Fiscal Agency Agreement and only to the extent such losses are proximately caused by a Reserve Bank’s negligence or intentional misconduct in performing such services.

In no event are the Reserve Banks to be liable for indirect, special, incidental, or consequential damages (including lost profits), however derived, even if the Reserve Banks have been informed of the possibility of such damages. Moreover, the Reserve Banks are not responsible for any delay or failure to perform an obligation under this Fiscal Agency Agreement that is caused by events beyond the Reserve Banks’ reasonable control.

6.02 Except as may be otherwise expressly agreed upon in writing or by other authenticated communication or to the extent prohibited by law, Fiscal Principal shall indemnify and hold the Reserve Banks, and their officers, employees, directors, and agents, harmless from and against any claim, loss, damage, liability, cost, or expense (including but not limited to reasonable attorneys’ fees and expenses of litigation) arising out of, resulting from, or in connection with any action taken or any failure to act under this Fiscal Agency Agreement, including with respect to any error or delay in Payment, except to the extent the Reserve Banks are liable for such claim, loss, damage, liability, cost, or expense as set forth in Section 6.01 of this Fiscal Agency Agreement. The Reserve Banks will give the Fiscal Principal prompt notice of its receipt of any third-party notice or other indication of any claim, investigation or demand that might give rise to any losses required to be paid under this paragraph, but failure to provide such notice will not relieve the Fiscal Principal of its obligations under this Fiscal Agency Agreement unless it is materially prejudiced or otherwise forfeits rights or defenses by reason of such failure. The Fiscal Principal will have the right to conduct the defense of any third-party action for which the Reserve Banks are indemnified under this paragraph at the Fiscal Principal’s sole expense, subject to the Reserve Banks’ right to participate in any such defense and to consent to any settlement or admission made on behalf of a Reserve Bank.

6.03 In exercising their rights under this Article 6, the Reserve Banks may recover amounts due from Fiscal Principal by debiting any account of Fiscal Principal on the books of a Reserve Bank. The Reserve Banks will provide notice of any such debit to Fiscal Principal.

6.04 When acting as fiscal agent for Fiscal Principal, the Reserve Banks do not assume any obligation of agency or trust for or to any of the entitlement holders of Book-Entry Securities, including with respect to a Payment.

ARTICLE 7. REPRESENTATIONS AND WARRANTIES

7.01 As of the Effective Date of this Fiscal Agency Agreement and as of each date that Fiscal Principal issues a Book-Entry Security, Fiscal Principal represents and warrants that (a) it has the power and authority to enter into and perform this Fiscal Agency Agreement and perform all of its obligations under this Fiscal Agency Agreement; (b) this Fiscal Agency Agreement has been duly executed and delivered on behalf of Fiscal Principal; (c) it has taken all necessary organizational action to authorize the execution, delivery, and performance of this Fiscal Agency Agreement; (d) no authorization or consent of, filing with or notice to, or other act by or in respect of any governmental authority or other person is required in connection with the execution, delivery, performance, validity, or enforceability of this Fiscal Agency Agreement, except as Fiscal Principal has obtained or made; (e) this Fiscal Agency Agreement constitutes a legal, valid, and binding obligation of Fiscal Principal, enforceable against Fiscal Principal in accordance with its terms; (f) this Fiscal Agency Agreement and each issuance of a Book-Entry Security are consistent and compliant with applicable law; and (g) no Event of Default has occurred or is continuing.

7.02 Fiscal Principal shall promptly provide the Reserve Banks, upon request, with written evidence satisfactory to the Reserve Banks of such actions, authorizations, consents, filings, notices, or other acts to which section 7.01 refers, if any.

ARTICLE 8. OTHER MATTERS

8.01 Authorizations.

(a)

Fiscal Principal shall, from time to time, give the Reserve Banks notice in respect of the names, titles, specimen signatures, e-mails, and authority of the persons who are authorized to issue instructions to the Reserve Banks, and otherwise to act with respect to transactions to be effected by the Reserve Banks, for and on behalf of Fiscal Principal under this Fiscal Agency Agreement. Such authorizations must be in a form satisfactory to the Reserve Banks and must be signed by an authorized officer of Fiscal Principal. The Reserve Banks are entitled to rely on the most recent authorization until they receive notice to the contrary.

(b)

The Reserve Banks assume no responsibility or liability for a Fiscal Principal’s failure to keep the information required under this section 8.01 current. The Reserve Banks are not liable for any action taken by them in reliance upon any record or instruction contemplated under this Fiscal Agency Agreement if the record or instruction reasonably appeared to them to be genuine.

8.02 Disclosure of Information. Each Reserve Bank may use or disclose any information obtained by any

Reserve Bank while providing services to Fiscal Principal under or in accordance with this Fiscal Agency Agreement for monetary policy, research, supervision, regulation, financial services, or any other purpose related to a Reserve Bank’s authority. Fiscal Principal hereby consents to such use or disclosure (or both) to the full extent permitted by applicable law.

8.03 Termination.

(a)

The Reserve Banks may resign as, and Fiscal Principal may remove the Reserve Banks as, fiscal agent of Fiscal Principal altogether, in respect of any or all outstanding Book-Entry Securities, or only with respect to any future Issuance, in each case by giving not less than 180 calendar days’ advance written notice to the other party (which may be waived by the other party in writing). Upon such resignation or removal in respect of any outstanding Book-Entry Securities, the Reserve Banks shall cooperate with Fiscal Principal in making an orderly transfer of their duties as fiscal agent to a successor agent, including providing transition support as may be reasonably necessary for any successor agent to fulfill its duties. This Fiscal Agency Agreement shall terminate upon effectiveness of such resignation or removal. If such removal or resignation is only with respect to future Issuances, the Fiscal Agency Agreement shall continue in effect with respect to all outstanding Book-Entry Securities on the Fedwire Securities Service. The Reserve Banks shall make and keep available to Fiscal Principal (and Fiscal Principal’s agents), at all reasonable times after effectiveness of such resignation or removal, all other books and records maintained by the Reserve Banks on behalf of Fiscal Principal as fiscal agent for 180 days following such effectiveness. Fiscal Principal may, upon prior notice to the Reserve Banks, collect all books and records maintained by the Reserve Banks, in which case the Reserve Banks shall have no further obligation to maintain such books and records for Fiscal Principal. Notwithstanding the foregoing, the Reserve Banks’ right of termination is subject to any statutory or regulatory obligations of the Reserve Banks to serve as Fiscal Principal’s fiscal agent and any statutory or regulatory right of Fiscal Principal to name a Reserve Bank as its fiscal agent.

(b)

In addition to any rights of Reserve Banks under any operating circular or other agreement governing Reserve Bank services, a Reserve Bank may terminate or restrict access to Reserve Bank services by a Fiscal Principal or its agents at any time without notice if the Reserve Bank has reason to believe that (1) Fiscal Principal’s or it agents’ use of Reserve Bank services does not comply with any Reserve Bank agreement, including this Fiscal Agency Agreement or (2) Fiscal Principal’s or its agents’ use of the services otherwise poses a risk to a Reserve Bank, any other Participant, or the security or proper functioning of any service the Reserve Banks provide.

(c)	The following provisions survive the termination of this Fiscal Agency Agreement: sections 4.01 and 4.02, Article 5, Article 6 and Article 7, and sections 8.04, and 9.05 – 9.07.

8.04 Emergency. In the event of an emergency or failure of a Reserve Bank’s hardware, software, data transmission capabilities, or operational facilities, Reserve Bank services under this Fiscal Agency Agreement may be delayed until the emergency or failure is resolved. During a disruption, Fedwire Securities Service-related applications or operations may be relocated to alternate production sites and certain services or features may be unavailable. If a disruption is of a type described in Appendix B to Operating Circular 7, the Reserve Banks may decide to provide fiscal agency services hereunder under the terms outlined in Appendix A to this Fiscal Agency Agreement. Issuers and their Correspondents and Service Providers must refer to the Reserve Banks’ business continuity guides and Operating Circular 5 regarding actions to take to prepare for, and their requirements and responsibilities during, contingency operations.

8.05 Notice.

(a)

All notices under this Fiscal Agency Agreement, such as those described under sections 8.01 and 8.03, and all those intended to affect a party’s legal rights or contractual obligations under this Fiscal Agency Agreement, including notices of breach, requests for consent, amendment, or waiver, the exercise of any option, and any other notice to which the other party has a limited time to respond, are to be given in writing and delivered by hand or by commercial carrier or by email if an email address for notice is provided. Notices will be deemed given when received. Notice given (a) by hand is received when delivered, (b) by commercial carrier is received on the next Securities Business Day after deposit with the carrier if the notice is marked for overnight delivery and delivery is acknowledged by a signature of the receiving party or confirmed with the carrier, and (c) by email is received when it enters the recipient’s email system in a form capable of being processed by that system (or on the following Securities Business Day if the email enters the system after the recipient’s normal business hours).

(b)	Notices are to be sent to the parties at the addresses set forth below or to such other address as a party may designate in writing and sent as provided in this section.

(i)	Notices to the Reserve Banks operating through FRFS:

Federal Reserve Bank of New York

33 Liberty Street

New York, New York 10045

Attention: Head of Fedwire Securities Service

With a copy to:

Federal Reserve Bank of New York

East Rutherford Operations Center

100 Orchard Street

East Rutherford, NJ 07073

Attention: Payment Operations

And a copy sent by email addressed to SYSFRFSLegalNotices@kc.frb.org;

(ii)	Notices to the New York Fed:

Federal Reserve Bank of New York

33 Liberty Street

New York, New York 10045

Attention: Head of Operations and Resiliency

And a copy sent by email addressed to Legal.Notice@ny.frb.org

(iii)	Notices to Fiscal Principal:

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

Attention: Treasury Department

And a copy sent by email addressed to funding@ifc.org

(c)

Fiscal Principal and the Reserve Banks do not intend the formalities of this section to inhibit their routine communication about the subject matter or administration of this Fiscal Agency Agreement. Routine notices, such as those described in Article 3, may be by electronic file, electronic mail, or such other manner agreed by the parties, in this Fiscal Agency Agreement or otherwise, to be efficient and effective and subject to any requirements of the Reserve Banks for secure communication.

ARTICLE 9. MISCELLANEOUS

9.01 No Third-Party Beneficiaries; No Assignment. Nothing expressed in or to be implied from this Fiscal Agency Agreement gives any person other than the parties to this Fiscal Agency Agreement any legal or equitable right, remedy, or claim under this Fiscal Agency Agreement; this Fiscal Agency Agreement is intended to be for the sole and exclusive benefit of the parties to it. This Fiscal Agency Agreement may not be assigned by either party without prior written consent of the other party, and any assignment made by any party without the other party’s consent is void.

9.02 Amendment. The Reserve Banks may unilaterally amend or modify this Fiscal Agency Agreement upon not less than 30 calendar days’ advance notice to Fiscal Principal, and such amendment or modification shall be effective on the 30th calendar day from Fiscal Principal’s receipt of notice. Any other amendment must be agreed in a record by both parties.

9.03 Headings and Counterparts. The headings in this Fiscal Agency Agreement are provided for convenience of the parties only and do not affect its meaning. This Fiscal Agency Agreement may be executed by Fiscal Principal and the Reserve Banks in separate counterparts, each of which will be an original and both of which taken together will constitute one and the same agreement.

9.04 Conflicts. In the event of any conflict between the terms of this Fiscal Agency Agreement and those of any Reserve Bank operating circular or other agreement Fiscal Principal has entered into with a Reserve Bank, the terms of this Fiscal Agency Agreement are to govern.

9.05 Waiver; Enforceability and Severability of Provisions.

(a)

No failure or delay by either party to exercise any right or remedy it may have under this Fiscal Agency Agreement waives that right or remedy (other than as specifically provided in this Fiscal Agency Agreement, including any specific time period provided for exercising a right or remedy). A waiver by one party of the other’s compliance with any provision of this Fiscal Agency Agreement is limited to the instance and circumstances for which it is given unless the waiver expressly provides otherwise.

(b)

If any provision of this Fiscal Agency Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or unenforceable, application of the provision is to be limited to the extent the provision is invalid or unenforceable. The remainder of this Fiscal Agency Agreement is not to be affected and is to continue in full force and effect.

9.06 Applicable Law. This Fiscal Agency Agreement and the rights and obligations of the parties under this Fiscal Agency Agreement are governed by, and are to be construed and interpreted in accordance with, the laws of the United States of America and, in the absence of controlling federal law, the laws of the State of New York.

9.07 Submission to Jurisdiction.

(a)

Any legal action, suit, or proceeding arising out of, or in connection with, this Fiscal Agency Agreement will be subject to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York, and appellate courts thereof. Solely with respect to disputes between the parties to this Fiscal Agency Agreement, Fiscal Principal submits to the jurisdiction of such court and waives any objection that it may now or hereafter have to the venue or inconvenient forum with respect to proceedings brought in such court. Notwithstanding the foregoing, the Reserve Banks reserve the right to enforce this Fiscal Agency Agreement against Fiscal Principal in any jurisdiction in which Fiscal Principal maintains assets.

(b)

Nothing in this section 9.07 constitutes an explicit or implied waiver of any jurisdictional immunity to which Fiscal Principal may be entitled under applicable law in connection with disputes with, or claims raised by, any third party, including any immunity specified in the International Organizations Immunities Act of 1945 (22 U.S.C. § et seq.) or any other provisions of Title 22 of the United States Code that refer specifically to Fiscal Principal, as they may be amended from time to time. In addition, nothing in this section 9.07 constitutes an explicit or implied waiver of any immunity from attachment in aid of execution, or from execution, to which Fiscal Principal may be entitled under applicable law in connection with disputes with, or claims raised by, any party, including the Reserve Banks. Furthermore, nothing contained in this Fiscal Agency Agreement, or any other document provided by Fiscal Principal in connection therewith, constitutes, or shall be deemed to constitute, an explicit or implied waiver, renunciation, reduction or any other modification of the privileges and immunities of Fiscal Principal set forth in its Articles of Agreement.

(c)

Entire Agreement. The Fiscal Agency Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes and replaces in their entirety any other agreements, if any, between the parties with respect to its subject matter, including the Uniform Fiscal Agency Agreement effective July 20, 2006, unless specified on Schedule A to this Fiscal Agency Agreement.

[signature pages immediately follow]

FEDERAL RESERVE BANK OF NEW YORK, AS ADMINISTRATIVE RESERVE BANK	All 12 FEDERAL RESERVE BANKS, ACTING THROUGH FEDERAL RESERVE FINANCIAL SERVICES

/s/ Christopher R. Burke [SIGNATURE]	/s/ Christopher R. Burke [SIGNATURE]
Christopher R. Burke [PRINTED NAME]	Christopher R. Burke [PRINTED NAME]

Head of Payment Product Strategy – Fedwire Securities Service Operations & Resiliency, Federal Reserve Bank of New York [TITLE]	Head of Payment Product Strategy – Fedwire Securities Service Federal Reserve Financial Services [TITLE]
4-1-2025 [DATE]	4-1-2025 [DATE]

INTERNATIONAL FINANCE CORPORATION

/s/ John Gandolfo [SIGNATURE]

John Gandolfo [PRINTED NAME]

Vice President and Treasurer [TITLE] 03/27/2025 [DATE]

APPENDIX A

FISCAL PRINCIPAL ACTIVITIES THROUGH THE FEDWIRE SECURITIES SERVICE DURING A PROTRACTED OUTAGE

(a)	Definitions. Unless otherwise stated in this appendix, a term defined in Article 1 of this Fiscal Agency Agreement has the same meaning in this appendix. For purposes of this appendix:

(i)	Limited Protracted Outage Participant has the meaning set forth in Operating Circular 6, Appendix B.

(ii)

Protracted Outage means an interruption or outage of Reserve Bank hardware or software that prevents the Reserve Banks from processing Online Messages and providing other services of the Fedwire Securities Services Online and that is not expected to be resolved before the Reserve Banks’ next Securities Business Day.

(iii)	Protracted Outage Business Day means the Securities Business Day during a Protracted Outage.

(iv)

Protracted Outage Procedures means the procedures established by the Reserve Banks to manually process the transfer of Sufficient Funds to Fiscal Principal’s Funder Account during a Protracted Outage and the procedures established by the Reserve Banks to manually process Payment during a Protracted Outage, in each case, as such procedures may be amended from time to time.

(v)

Protracted Outage Toolkit means the set of documents, files, and other information relating to contingency planning for a Protracted Outage that is made available to Fiscal Principal before or during a Protracted Outage, including the Protracted Outage Procedures and the Protracted Outage Directory (as defined in Operating Circular 6).

(b)	Applicability; Precedence

(i)

If the Reserve Banks declare a Protracted Outage, Fiscal Principal may send Payments, in each case in accordance with the Protracted Outage Procedures. During a Protracted Outage, (1) the Reserve Banks will be able to process only Payments (and associated ACAP Claims) relating to Book-Entry Securities already maintained on the Fedwire Securities Service; (2) Fiscal Principal will only be able to transfer Sufficient Funds to a Funder Account as described in Operating Circular 6, Appendix B, and in accordance with Protracted Outage Procedures; (3) Fiscal Principal will be unable to send or receive any other Messages, including Issuance Messages and Transfer Messages; (4) the Reserve Banks will be unable to process a full or partial call of a Book-Entry Security if not requested prior to the date the Protracted Outage is declared; and (5) the Reserve Banks will be unable to process Offline Messages as they normally would. The Reserve Banks will endeavor to process security maintenance requests (e.g., factor updates) only to the extent relevant to a Payment to be made during the Protracted Outage.

(ii)

This Fiscal Agency Agreement applies to Payments sent and received during a Protracted Outage. During a Protracted Outage, to the extent that this appendix expressly sets forth terms that differ from other provisions of this Fiscal Agency Agreement, the terms of this appendix apply.

(c)	Notices of and During a Protracted Outage

(i)

If a contingency event occurs and the Reserve Banks determine to declare a Protracted Outage Procedure, the Reserve Banks shall provide Fiscal Principal with notice declaring a Protracted Outage in accordance with the Protracted Outage Procedures. Fiscal Principal is responsible for ensuring that any Limited Protracted Outage Participant (if not Fiscal Principal itself) necessary for Fiscal Principal’s Payments is aware of the Reserve Banks declaration of a Protracted Outage.

(ii)

Notices and other information provided by the Reserve Banks in connection with a Protracted Outage shall be delivered to Fiscal Principal as described in the Protracted Outage Procedures using the contact information provided by Fiscal Principal in accordance with section 8.01 of the Fiscal Agency Agreement.

(d)	Making Payments; Communications Generally During a Protracted Outage

(i)

If Fiscal Principal intends to make a Payment during a Protracted Outage, Fiscal Principal shall comply with the Protracted Outage Procedures, including with respect to format specifications for Payment Instructions and Factor Notices, as applicable, and authorizes the Reserve Banks to accept the Payment Instruction and Factor Notice, if any, and make the Payment in accordance with the applicable Protracted Outage Procedures. The Reserve Banks are not responsible for identifying whether a Payment Instruction or a Factor Notice complies with the restrictions described in the Protracted Outage Procedures. Unless otherwise agreed by the Reserve Banks in writing, during a Protracted Outage the Reserve Banks will not make any Payment if the Payment Instruction or Factor Notice that are transmitted to the Reserve Banks are not submitted in accordance with the Protracted Outage Procedures.

(ii)	During a Protracted Outage, Fiscal Principal will receive an email confirmation of aggregate Payments processed on Fiscal Principal’s behalf on a Protracted Outage Business Day.

(iii)

Any Factor Notice sent by Fiscal Principal during a Protracted Outage must follow the format specifications set forth in and be submitted in accordance with Protracted Outage Procedures established by the Reserve Banks.

(iv)

To help ensure that Fiscal Principal is able to send and receive communications to and from the Reserve Banks in accordance with the Protracted Outage Procedures, including communications to send, verify, or cancel a Factor Notice or Payment, Fiscal Principal shall (1) have authorized persons available who are properly trained and have access to all information necessary to send and receive communications in the Protracted Outage Procedures and (2) establish the capability to send and receive communications through the channels identified by the Reserve Banks in the Protracted Outage Procedures. The Reserve Banks are not responsible if Fiscal Principal is unable to send or receive communications in accordance with the Protracted Outage Procedures, including communications to send, verify, or cancel a Factor Notice or Payment, because it does not have authorized persons available or is unable to use the communication channels identified by the Reserve Banks. The Reserve Banks may require authorized persons to confirm periodically that they can access the channels identified by the Reserve Banks in the Protracted Outage Procedures.

(e)	Payments

(i)	During a Protracted Outage, all Payments will be made throughout the Protracted Outage Business Day.

(ii)

Notwithstanding any determination by Fiscal Principal under section 3.03(a) of the Fiscal Agency Agreement to make Payment in respect of a Book-Entry Security in multiple increments, during a Protracted Outage all Payments will be released in a single payment. The Reserve Banks reserve the right to release a Payment in an amount equal to the sum of all fully funded increments at the end of the Protracted Outage Business Day even if not the full Payment amount. In such case, unless otherwise instructed by Fiscal Principal, any remaining amount credited to the Funder Account will remain in the Funder Account until the next Protracted Outage Business Day and only released upon credit of Sufficient Funds for unpaid Payment increments.

(iii)	During a Protracted Outage, the Reserve Banks will not be able to process any Payment adjustments, whether to correct any Payment error or otherwise.

(f)	Maintenance and Amendment of Protracted Outage Toolkit

(i)	The Reserve Banks shall make the Protracted Outage Toolkit available to Fiscal Principal via the method identified by the Reserve Banks in the Protracted Outage Procedures.

(ii)

Fiscal Principal shall maintain current versions of each component of the Protracted Outage Toolkit. In complying with this obligation, Fiscal Principal may rely on the description of each component that is included in the Protracted Outage Procedures to identify the individual components.

(iii)

The Reserve Banks may amend from time to time any component of the Protracted Outage Toolkit. The Reserve Banks shall make any such amendment available to Fiscal Principal via the method identified by the Reserve Banks in the Protracted Outage Procedures. The Reserve Banks shall endeavor to provide Fiscal Principal with prior notice of an amendment.

(g)	Liability

(i)	Reserve Bank Liability

1)

Except as expressly provided in this appendix, the Reserve Banks are not liable for any damages other than those payable under section 6.01 of the Fiscal Agency Agreement. In no event is a Reserve Bank liable for any special or consequential damages, even if such damages were foreseeable or the Reserve Bank had been informed of the possibility of such damages. The Reserve Banks are not liable to any person for their acts or omissions in (a) declaring a Protracted Outage, designating Limited Protracted Outage Participants, or designating the hours of the Protracted Outage Business Day, or (b) limiting the functionality or features of the Fedwire Securities Service, including as described in this appendix or in Operating Circular 7, Appendix B, for the duration of a Protracted Outage.

2)	The Reserve Banks are not responsible for identifying errors in Factor Notices, Payment Instructions, or Payments.

(ii)	Fiscal Principal Liability. Nothing in this appendix limits the liability of Fiscal Principal under this Fiscal Agency Agreement.

SCHEDULE A

Surviving Agreements

•	Account Agreement between the New York Fed and IFC (Aug. 15, 2020) as amended, restated, superseded, or otherwise modified from time to time

SCHEDULE B

Fiscal Agency Authority

22 U.S.C. § 282d